CIBC Mellon Trust Company

March 15, 2004

Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission
British Columbia Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs Mobilieres du Quebec
Government of the Northwest Territories
Government of Yukon
Government of Nunavut
The Toronto Stock Exchange

Securities Exchange Commission
The New York Stock Exchange
Depository Trust Company

Philippine Stock Exchange, Inc.
Philippine Securities and Exchange Commission
Philippine Central Depository

Dear Sirs:

RE:   SUN LIFE FINANCIAL INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 19, 2004

RECORD DATE FOR NOTICE:	April 2, 2004

RECORD DATE FOR VOTING:	April 2, 2004

BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 2, 2004

SECURITIES ENTITLED TO NOTICE:	N/A

SECURITIES ENTITLED TO VOTE:	Common

ROUTINE BUSINESS ONLY:	NO

Yours very truly,

CIBC MELLON TRUST COMPANY

Nora Gilmour
Senior Associate Manager, Client Services
Direct Dial: (416) 643-5574

cc: CDS & Co. (Via Fax)

320 Bay Street, P.O. Box 1 – Toronto, ON   M5H 4A6 – Tel 416.643.5000 – www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks